Contact

www.linkedin.com/in/adam-hyndman-86b91353 (LinkedIn)

Top Skills

Fundraising

Public Speaking

Event Planning

Adam Hyndman

Tony Award Winning Producer & Creative Facilitator | Co-Founder at The Industry Standard Group

United States

Summary

I am a dreamer and a storyteller. My experience as a culture worker has challenged my vision for the world and leads me to opportunities in and out of the arts. I am passionate about creating possibilities for people to connect and activate their purpose; on a direct level through facilitation and teaching, and on an amplified level through advocacy work, connecting ideas with resources, and collaborating in producing teams for theatrical productions. My skillset is particularly fine tuned for group facilitation and audience development. Additionally, I am a gifted negotiator; imbuing equity and right-relationship strategy into my practice.

My vantage point in the arts is unique and singular as I have had the privilege to perform on some of the larges stages and platforms in the arts, as well as incubate projects as an independent producer and within the team at Octopus Theatrical. I serve on the board of directors for both Pipeline Theatre Company and Producer Hub, and I continue my work of disruption, radical accessibility, and conciliation as a co-founder of The Industry Standard Group and its subsidiary; Second Act Theatrical Capital, the first accessible community investment and producing entity for commercial theater. I often work as a creative and organizational consultant; having experience as an equity strategy consultant with Groundwater Arts, and also as the project manager for RISE Theatre (an initiative of Maestra Music and The Miranda Family Fund, which creates an industry wide database to provide greater visibility and amplification for all professionals backstage, behind the scenes, and in support of theater making). My work in this capacity was honored by being named as one of Variety Magazine's 10 Broadway Stars to watch for the 2023-24 season along with the rest of the leadership team with RISE Theatre.

www.adamhyndman.com

___

Experience

Octopus Theatricals, LLC
5 years 6 months

Resident Producer
April 2025 - Present (1 month)
New York City Metropolitan Area

Founded by the Tony and Grammy winning creative force Mara Isaacs, Octopus Theatricals eschews boundaries—aesthetic, geopolitical, institutional —and thrives on a nimble and rigorous practice. From experimental to commercial, we collaborate with artists and organizations to foster an expansive range of compelling theatrical works for local and global audiences.

www.octopustheatricals.com

Associate Producer & Project Manager
October 2021 - March 2025 (3 years 6 months)

Line Producer
November 2019 - September 2021 (1 year 11 months)

The Industry Standard Group
Co-Founder & Managing Member
July 2020 - Present (4 years 10 months)

The Industry Standard Group is a collective aimed at creating action and initiatives for opportunity, equity, progress, and sustainability within the industry of Broadway. Its subsidiary; Second Act Theatrical Capital, is the first accessible community investment and producing entity for commercial theater.

www.theindustrystandardgroup.com

GYPSY (on Broadway)
Associate Producer & Co-Producer
May 2024 - Present (1 year)
New York, United States

HADESTOWN (National Tour & West End)
Co-Producer
September 2021 - Present (3 years 8 months)

Here Lies Love (on Broadway)

Associate Producer & Co-Producer
February 2023 - November 2023 (10 months)
New York, New York, United States

Actors' Equity Association
Broadway Performer
October 2012 - April 2022 (9 years 7 months)
New York, NY

I've performed on some of the larges stages and platforms in the arts, Some
notable credits include: HADESTOWN (on Broadway), ONCE ON THIS
ISLAND (on Broadway), ALADDIN (on Broadway), NBC's THE SING OFF and
ONLY MURDERS IN THE BUILDING

The Inheritance (on Broadway)
Co-Producer
September 2019 - January 2020 (5 months)
Greater New York City Area

www.theinheritanceplay.com

Self - Employed
Wellness Coach and Author
March 2016 - December 2019 (3 years 10 months)
New York, NY

"Perfectly Imperfect" - Self published inspirational guidebook available on
Amazon and Kindle

Core Rhythm Fitness
Director of Operations
September 2014 - November 2017 (3 years 3 months)
New York, NY

www.corerhythmfitness.net

Marc Jacobs
Public Relations Associate (digital archives)
September 2012 - May 2013 (9 months)
New York, New York, United States

_____

Education

Princeton University

Bachelor's of Arts, Anthropology and Theater (cum laude) · (2008 - 2012)